Filed pursuant to Rule 424(b)(3)
Registration No. 333-211065

PROSPECTUS
CHECK-CAP LTD.
12,997,461 Ordinary Shares

This prospectus relates to the resale of up to 12,997,461 ordinary shares, par value NIS 0.20 per share of Check-Cap Ltd., an Israeli company (the “Company”), that may be sold from time to time by the selling shareholders named in this prospectus(the “Selling Shareholders”).  The ordinary shares offered under this prospectus include: (i) 337,500 Ordinary Shares issued upon conversion of our Series A Preferred Shares, par value NIS 0.20 per share (“Series A Preferred Shares”) , (ii) 338,472 ordinary shares issued upon conversion of our Series B Preferred Shares, par value NIS 0.20 per share (“Series B Preferred Shares”), (iii) 820,756 ordinary shares issued upon conversion of our Series C-1 Preferred Shares, par value NIS 0.20 per share (“Series C-1 Preferred Shares”), (iv) 1,489,455 ordinary shares issued upon conversion of our Series C-2 Preferred Shares, par value NIS 0.20 per share (“Series C-2 Preferred Shares”), (v) 1,227,275 ordinary shares issued upon conversion of our Series D-1 Preferred Shares, par value NIS 0.20 per share (“Series D-1 Preferred Shares”), (vi) 125,540 ordinary shares issued upon conversion of our Series D-3 Preferred Shares  par value NIS 0.20 per share (“Series D-3 Preferred Shares”), (vii) 2,000,000 ordinary shares issued in a private placement transaction on February 24, 2015 (the “Private Placement”), (viii) 1,000,000 ordinary shares issuable upon the exercise of Series A Warrants issued in the Private Placement (“Series A Warrants”), (ix) 3,000,000 ordinary shares issuable upon the exercise of Long Term Incentive Warrants issued in the Private Placement (“LTI Warrants”) and (x) 2,658,463 ordinary shares issuable upon the exercise of certain warrants issued on October 14, 2014 pursuant to the Credit Line Agreement dated August 20, 2014 , as amended, by and among the Company and the lenders named therein (“CLA Warrants”).

In February 2005, we consummated an offering of 337,500 Series A Preferred Shares (post-reverse stock split of 1:20) to a total of 12 investors for a total purchase price of $675,000.  These Series A Preferred Shares were converted into a total of 337,500 ordinary shares concurrently with the consummation of our initial public offering on February 24, 2015.  In August 2005, we consummated an offering of 338,472 Series B Preferred Shares (post-reverse stock split of 1:20) to a total of 12 investors for a total purchase price of $1,382,000.  These Series B Preferred Shares were converted into a total of 338,472 ordinary shares concurrently with the consummation of our initial public offering on February 24, 2015.  On June 1, 2009, we consummated an offering of 820,756 Series C-1 Preferred Shares (post-reverse stock split of 1:20) to a total of 17 investors for a total purchase price of $4,096,000. These Series C-1 Preferred Shares were converted into a total of 820,756 ordinary shares concurrently with the consummation of our initial public offering on February 24, 2015.  On June 1, 2009 and on several closings during the period of November 2009 to February 2010, we consummated offerings of an aggregate 1,489,455 Series C-2 Preferred Shares (post-reverse stock split of 1:20) to a total of 29 investors for a total purchase price of $8,013,000. These Series C-2 Preferred Shares were converted into a total of 1,489,455 ordinary shares concurrently with the consummation of our initial public offering on February 24, 2015.  On March 17, 2011, we consummated an offering of 1,227,275 Series D-1 Preferred Shares (post-reverse stock split of 1:20) to a total of 40 investors for a total purchase price of $9,255,000.  These Series D-1 Preferred Shares were converted into a total of 1,227,275 ordinary shares concurrently with the consummation of our initial public offering on February 24, 2015.  On January 10, 2012, we consummated an offering of 125,540 Series D-3 Preferred Shares (post-reverse stock split of 1:20) to a total of 3 investors for a total purchase price of $1,055,000. These Series D-3 Preferred Shares were converted into a total of 125,540 ordinary shares concurrently with the consummation of our initial public offering on February 24, 2015.

On October 14, 2014, we issued to a total of 30 investors warrants (the “CLA Warrants”) to purchase an aggregate of 2,658,463 Ordinary Shares in connection with the consummation of the transactions contemplated by the Credit Line Agreement dated as of August 20, 2014, as amended, by and among the Company and the lenders parties thereto (the "Credit Line Agreement").

On February 24, 2015, we consummated the Private Placement of a total of 2,000,000 units, each unit consisting of one Ordinary Share and one half of a Series A Warrant to purchase one Ordinary Share together with 3,000,000 LTI Warrants to a total of 30 investors for a total purchase price of $12,000,000.

The issuance of each of the Series A Preferred Shares, the Series B Preferred Shares, the Series C-1 Preferred Shares, the Series C-2 Preferred Shares, the Series D-1 Preferred Shares and the Series D-3 Preferred Shares was made in reliance on the exemptions from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and either Regulation S promulgated thereunder or Rule 506 promulgated thereunder.

The issuance of each of the ordinary shares, the Series A Warrants and the LTI Warrants in the Private Placement was made in reliance on the exemptions from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and either Regulation S promulgated thereunder or Rule 506 promulgated thereunder.

The issuance of the CLA Warrants was made in reliance on the exemptions from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and either Regulation S promulgated thereunder or Rule 506 promulgated thereunder.

We will not receive any proceeds from the sale of any of the ordinary shares offered hereby by the Selling Shareholders.  To the extent that any of the Series A Warrants, the LTI Warrants and/or the CLA Warants are exercised for cash, if at all, we will receive the exercise price for those warrants.

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “CHEK.” The last reported sale price of our ordinary shares on July 11, 2016 was $1.43.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 6 FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR ORDINARY SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 12, 2016

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”).  This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or our securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements incorporated by reference into this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks discussed under “Risk Factors” on page 6 before making an investment decision.

Unless otherwise stated in this prospectus,

•	references to “Check-Cap,” the “Company,” “we,” “us” or “our” refer to Check-Cap Ltd., an Israeli company, together with Check-Cap US, Inc., its U.S. subsidiary;

•	references to “dollars,” “US$” or “$” refer to the legal currency of the United States; and

•	the term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel.

Overview

We are a clinical stage medical diagnostics company engaged in the development of an ingestible capsule system that utilizes ultra low-dose X-rays for the detection and imaging of colonic polyps and colorectal cancers, or CRC. While CRC is the second leading cause of death from cancer for both sexes combined in the United States and is largely preventable with early detection, according to 2013 National Health Interview Survey, only 58% of Americans between the ages of 50 to 75 reported being current with CRC screening recommendations. Unlike other screening modalities that are designed to generate structural information of the internal colon for the detection of colonic polyps and CRC, such as optical colonoscopy, computed tomographic colonography, or CTC, and other capsule-based technologies, our system is designed to be ingested without any cathartic preparation of the colon, and to travel through the gastrointestinal tract naturally while the patient continues his or her normal daily routine. Furthermore, unlike existing CRC imaging modalities currently on the market, all of which require the patient to fast for several hours prior to administration, the procedure for the Check-Cap system is designed to enable patients to continue eating normally. Our system is comprised of three main components: (1) ingestible scanning capsule; (2) Capsule Positioning System, or CPS, a recorder worn on the patient’s back; and (3) a PC-based work station for data reconstruction and image processing. We believe that this solution will be attractive to both physicians and patients, with the potential to increase the number of people undergoing CRC screening.

Our scanning capsule will be swallowed and propelled by natural motility through the gastrointestinal tract and excreted naturally with no need for retrieval for data collection. Unlike other CRC screening methods, this process should not disrupt a patient’s normal activities or require fasting. Our scanning capsule employs ultra low-dose X-rays, which allow the system to image the interior lining of the colon even when surrounded by intestinal content. As such, we believe that patients using our system will not be required to undergo any prior bowel preparation. The Radiation Safety Division of the Soreq Nuclear Research Center found, as set forth in its report of November 2010 that was prepared at our request and based on the information provided by us and the relevant methods and principles known at such time, or the Report, that the radiation dose to the patient in the proposed screening procedure utilizing the scanning device developed by us at that time in routine operation and normal conditions is low relative to the radiation dose involved in conventional imaging procedures using X-rays (such as fluoroscopy and CT) and is also low when compared to the radiation dose involved in established screening procedures such as mammography, all as more fully described in the Report.

Our scanning capsule is being designed to transmit position, motility, and the data it collects to an external data recorder and capsule positioning system or CPS, that will be worn by the patient. The external data recorder is being designed to enable the transfer of the data to our PC-based work station with viewer software application to allow physicians to analyze the data collected by our scanning capsule. The CPS is being designed to provide the physician with accurate localization data aligned with a reconstructed image. We intend for physicians to be able to review the colon’s inner images at any location at any time, in less time than is required to perform an optical colonoscopy.

Colonic polyps are tissue growths that occur on the lining of the colon. Polyps in the colon are extremely common, and certain types of polyps can become cancerous over time. In the event that polyps are identified through our system, the patient may be advised to undergo a subsequent traditional colonoscopy procedure to examine, remove and biopsy the polyps. For those patients who require a subsequent polypectomy, concerns regarding pain, discomfort and embarrassment may still remain with respect to the subsequent polypectomy. We do not, however, believe that these concerns will make the use of our system any less attractive to physicians and patients. Although patients who are initially screened utilizing a traditional colonoscopy could avoid the need for a second procedure if polyps are discovered because they could undergo a polypectomy during the initial screening, if necessary, we believe that our system will still be attractive to physicians and patients as a majority of patients who are screened will not require a subsequent polypectomy. Published data from a multi-center CT colonography screening study of 2,531 asymptomatic adults showed that if all patients with a lesion measuring 5mm or more on CT colonography were referred for colonoscopy, the colonoscopy-referral rate would have been 17%.

A clinical proof-of-concept study, which was based on a 10-case study conducted at Tel Aviv Sourasky Medical Center in Israel and used a prior version of our system, did not identify any material safety or feasibility issues. The study demonstrated the applicability of our system to the human colon, generating images taken in the colon without any prior bowel preparation. All subjects ingested the capsule easily with smooth passage within the designated transit time, on average, within two to three days. There were no reported device-related adverse events. Mild effects on bowel movements were noted, which were determined to be related to the contrast agent and passed within one to two days after the capsule was excreted.

Another objective of the 10-case study was to estimate total radiation exposure for each case study. This was calculated using standard established factors for calculating effective radiation exposure, such as the duration of the capsule inside the body, and was based on the activity of the radiation source inside the scanning capsule and radiation energy, both of which were measured for each case study. The average calculated exposure for the entire procedure in the 10-case study, from ingestion of the capsule to excretion, was 0.03 mSv (STD 0.007 mSv). This level of radiation exposure is similar to a single chest X-ray (approximately 0.06mSv) and two orders of magnitude less than a CTC.

The 10-case clinical proof-of-concept study focused on assessing the safety and feasibility of our system. The 10-case study was the first phase of a multi-center, prospective clinical feasibility study to establish the safety, functionality and preliminary efficacy of our system in patients eligible for CRC screening, by comparing results from the clinical feasibility study with those from non-invasive, low-sensitivity FOBTs and FITs, as well as from optical colonoscopies. The feasibility study is designed allow for recruitment of 100 subjects. The study is being conducted at multiple centers in Israel, with the potential to be conducted at a single site in the Netherlands. The clinical feasibility study will evaluate the image resolution generated by the capsule in an a human colon without cathartic preparation, will assess polyp imaging in various shapes and in different segments of the colon and will evaluate the safety of the device in terms of total and segmental transit time and analyze the effects of the presence of polyps and variable colon dimensions on these parameters. The study will seek to create a clinical atlas of images that will enable comparisons between images acquired by different CRC screening modalities. During the feasibility study we will collect data about the overall imaging of the colon’s internal surfaces during the passage of the capsule to support the development of a correlation map of polyps identified through our imaging system with polyps imaged by optical colonoscopy and CTC. Additionally, the feasibility study will measure total radiation exposure and the distribution of contrast material within the colon.

A preliminary analysis conducted on the first 54 capsules swallowed by participants enrolled in the multi-center, prospective clinical feasibility study showed 53 of 54 capsules swallowed and naturally eliminated without major or minor side effects after 66 ±37 hours. Image reconstructions allowed 3D views of the colonic wall and lumen with the typical contour of different segments (hepatic flexure, triangular shape of the transverse colon). Both pedunculated and sessile polyps were detected in several patients and validated later by colonoscopy.

To date, we have achieved key product development milestones, including the demonstrated ability of our system to reconstruct the human colon and to identify polyps, and design freeze of the current version of our system. Following the successful completion of the multi-center, prospective clinical feasibility study and design release and transfer to manufacturing phases, we plan to submit during the first half of 2017, a request for CE marking for the marketing and sale of our capsule in the European Union. We expect to perform post-marketing studies in Europe following CE marking for the purpose of collecting additional clinical data to support market adoption. Subject to regulatory approvals, available capital, and engagement with strategic partners, we anticipate launching our system commercially in Europe during 2018.

We plan to conduct a pre-submission meeting with the FDA, during 2016. Subject to this meeting, we plan subsequently to submit a request for the approval of an investigational device exemption, or IDE, for a pilot study in the United States. Subject to successful completion of the pilot study and receipt of required approvals, we plan to initiate during 2018, a pivotal study in the United States to (i) demonstrate device safety as evidenced by a lack of device-related serious adverse events; and (ii) provide efficacy data concerning our system’s performance. We anticipate that FDA approval for the pivotal study will be subject to our providing sufficient clinical data from previous clinical studies, which may include the multi-center, prospective clinical feasibility study and U.S. pilot study. However, there can be no assurance that the FDA will grant approval for the pilot and/or pivotal studies to be conducted in the United States.

We also intend to pursue clinical trials for regulatory approvals in Japan and China in parallel to the U.S. pivotal study, subject to available capital and engagement with strategic partners. Pivotal studies are expected, among other things, to compare polyps identified by our system with the polyps identified by traditional optical colonoscopy. These clinical findings may be analyzed in comparison with results obtained from FOBTs and FITs.

Following and subject to the successful completion of our pivotal trial, our current strategy is to submit a direct de novo reclassification petition, which we anticipate submitting in 2019, for initial FDA clearance for the marketing of our system in the United States. Direct de novo reclassification typically takes at least 9 to 12 months from filing to clearance. If the FDA determines that our system is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally takes at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval.

Timelines expectations are based on our current estimations and expectations, which may continue to be updated along with our progress, which is subject to the occurrence of various factors and future events, among others, the satisfactory completion of system’s development process, testing, and integration, which may require more time than currently expected, as well as the success of our clinical trials and the completion of our required regulatory approvals, all of which are uncertain as of the date of this Prospectus.

We have submitted patent applications covering our technology in the United States, member states of the European Patent Organisation, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan and South Korea. We have been granted patents for our core patent by the U.S. Patent and Trademark Office as well as from the European Patent Office, Australia, China, Hong Kong, Israel, India and Japan. We also filed patent applications describing the use of our technology in several other medical applications.

Since our formation, we have not generated any revenue. We do not anticipate generating any revenue for the foreseeable future and we do not yet have any specific launch dates for our product. We incurred net losses of $3.4 million in 2013, $610,000 in 2014 and $12.3 million in 2015. As of March 31, 2016, we had an accumulated deficit of $36.8 million and a total shareholders’ equity of $10.3 million.

Check-Cap’s principal executive offices at Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel. Our telephone number is +972-4-8303400 and our website is located at www.check-cap.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report). Our U.S. agent is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The Offering

This prospectus relates to the sale by the Selling Shareholders named herein of up to 12,997,461 ordinary shares (the “Shares”), which includes. (i) 337,500 ordinary shares issued upon conversion of our Series A Preferred Shares, (ii) 338,472 ordinary shares issued upon conversion of our Series B Preferred Shares, (iii) 820,756 ordinary shares issued upon conversion of our Series C-1 Preferred Shares, (iv) 1,489,455 ordinary shares issued upon conversion of our Series C-2 Preferred Shares, (v) 1,227,275 ordinary shares issued upon conversion of our Series D-1 Preferred Shares. (vi) 125,540 ordinary shares issued upon conversion of our Series D-3 Preferred Shares, (vii) 2,000,000 Ordinary Shares issued in the Private Placement, (viii) 1,000,000 ordinary shares issuable upon the exercise of Series A Warrants issued in the Private Placement, (ix) 3,000,000 ordinary shares issuable upon the exercise of LTI Warrants issued in the Private Placement and (x) 2,658,463 ordinary shares issued or issuable upon the exercise of the CLA Warrants.

Ordinary Shares outstanding prior to the offering	12,189,126 shares
Total Ordinary Shares offered by Selling Shareholders	12,997,461 shares
Ordinary Shares to be outstanding after the offering (assuming full exercise of the Series A Warrants, the LTI Warrants and the CLA Warrants)	16,878,112 shares
NASDAQ Symbol	“CHEK”
Use of proceeds
We will not receive any of the proceeds from the sale of the ordinary shares by the Selling Shareholders. However,(i) to the extent that the Series A Warrants are exercised for cash, we will receive proceeds from any exercise of the Series A Warrants up to an aggregate of approximately $7.5 million (ii) to the extent that the LTI Warrants are exercised for cash, we will receive proceeds from any exercise of the LTI Warrants up to an aggregate of approximately $20.7 million and (iii) to the extent that the CLA Warrants that have not been exercised to date are exercised for cash, we will receive proceeds from any exercise of the CLA Warrants up to an aggregate of approximately $35,000. We intend to use any proceeds received from the exercise of the Series A Warrants, the LTI Warrants and/or the CLA Warrants, for working capital and other general corporate purposes.

Risk Factors	See “Risk Factors” beginning on page 6 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

 RISK FACTORS

An investment in our securities involves risk. Before you invest in securities issued by us, you should carefully consider the risks involved. Accordingly, you should carefully consider:

•	the information contained in or incorporated by reference into this prospectus;

•	the information contained in or incorporated by reference into any prospectus supplement relating to specific offerings of securities;

•
the risks described in our Annual Report on Form 20-F for our fiscal year ended December 31, 2015 on file with Securities and Exchange Commission (the “SEC”), which is incorporated by reference into this prospectus; and

•
other risks and other information that may be contained in, or incorporated by reference from, other filings we make with the SEC, including in any prospectus supplement relating to specific offerings of securities.

The discussion of risks related to our business contained in or incorporated by reference into this prospectus or into any prospectus supplement comprises material risks of which we are aware. If any of the events or developments described actually occurs, our business, financial condition or results of operations would likely suffer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations and/or future financial performance. In some cases, you can identify forward-looking statements by their use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “target”, “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar terms. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

•	our goals, targets and strategies;

•
the timing and conduct of the clinical trials for our scanning system, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs;

•	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our system;

•	our future business development, results of operations and financial condition;

•	our ability to protect our intellectual property rights;

•	our plans to develop, launch and commercialize our system and any future products;

•	the timing, cost or other aspects of the commercial launch of our system;

•	market acceptance of our product;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing and strategic partnerships;

•	our estimates regarding the market opportunity for our system;

•	the impact of government laws and regulations;

•	our ability to recruit and retain qualified clinical, regulatory and research and development personnel;

•	unforeseen changes in healthcare reimbursement for any of our approved product;

•	difficulties in maintaining commercial scale manufacturing capacity and capability; our ability to generate growth;

•	our failure to comply with regulatory guidelines;

•	uncertainty in industry demand and patient wellness behavior;

•	general economic conditions and market conditions in the medical device industry;

•	future sales of large blocks or our securities, which may adversely impact our share price;

•	depth of the trading market in our securities; and

•	our expectations regarding the use of proceeds of our initial public offering and the concurrent private placement.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

You should not unduly rely on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

Use of Proceeds

Assuming the exercise of all of the Series A Warrants for cash, we will receive gross proceeds of $8.4 million. Assuming the exercise of all of the Long Term Incentive Warrants for cash, we will receive gross proceeds of $14.3 million. Assuming the exercise of the underwriter warrant in full for cash, we will receive gross proceeds of $750,000. Assuming the exercise of all of the Series A Warrants, the Long Terms Incentive Warrants and the underwriter warrant for cash, we will receive gross proceeds of $23.5 million.

We intend to use the proceeds from the exercise of the Series A Warrants, the Long Term Incentive Warrants and the underwriter warrant for working capital, operating expenses and other general corporate purposes.

SELLING SHAREHOLDERS

We are registering for resale by the Selling Shareholders identified below 12,997,461 ordinary shares consisting of the: (i) 337,500 ordinary shares issued upon conversion of our Series A Preferred Shares, (ii) 338,472 ordinary shares issued upon conversion of our Series B Preferred Shares, (iii) 820,756 ordinary shares issued upon conversion of our Series C-1 Preferred Shares, (iv) 1,489,455 ordinary shares issued upon conversion of our Series C-2 Preferred Shares, (v) 1,227,275 ordinary shares issued upon conversion of our Series D-1 Preferred Shares, (vi) 125,540 ordinary shares issued upon conversion of our Series D-3 Preferred Shares, (vii) 2,000,000 ordinary shares issued in the Private Placement,(viii) 1,000,000 ordinary shares issuable upon the exercise of Series A Warrants issued in the Private Placement, (ix) 3,000,000 ordinary shares issuable upon the exercise of LTI Warrants issued in the Private Placement ("LTIWs") and (x) 2,658,463 ordinary shares issuable upon the exercise of the CLA Warrants.  We are registering the Shares to permit the Selling Shareholders and their pledgees, donees, transferees and other successors-in-interest that receive shares from a Selling Shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution”.

The following table sets forth:

•	the name of each Selling Shareholder;

•	the number of ordinary shares that the Selling Shareholder beneficially owned prior to the offering for resale of the Shares under this prospectus,

•	the maximum number of ordinary shares that may be offered for resale for the account of the Selling Shareholders under this prospectus, and

•
the number and percentage of ordinary shares to be beneficially owned by the Selling Shareholders after the offering of the Shares (assuming all of the offered shares are sold by the Selling Shareholders).

In February 2005, we consummated a Share Purchase Agreement with 12 investors who collectively subscribed to purchase a total of 337,500 Series A Preferred Shares (post-reverse stock split of 1:20) for a total purchase price of $675,000.  Each Series A Preferred Share was converted into one ordinary share on February 24, 2015.

In August 2005, we consummated a Share Purchase Agreement with 12 investors who collectively subscribed to purchase a total of 338,472 Series B Preferred Shares (post-reverse stock split of 1:20) for a total purchase price of $1,382,000.  Each Series B Preferred Share was converted into one ordinary share on February 24, 2015.

On June 1, 2009, we consummated a Share Purchase Agreement with 17 investors who collectively subscribed to purchase a total of 820,756 Series C-1 Preferred Shares for a total purchase price of $4,096,000.  Each Series C-1 Preferred Share was converted into one ordinary share on February 24, 2015.

On June 1, 2009 and on several closings during the period of November 2009 to February 2010, we consummated a Share Purchase Agreement with 29 investors who collectively subscribed to purchase a total of 1,489,455 Series C-2 Preferred Shares (post-reverse stock split of 1:20) for a total purchase price of $8,013,000.  Each Series C-2 Preferred Share was converted into one ordinary share on February 24, 2015.

On March 17, 2011, we consummated a Share Purchase Agreement with 40 investors who collectively subscribed to purchase a total of 1,227,275 Series D-1 Preferred Shares (post-reverse stock split of 1:20) for a total purchase price of $9,255,000.  Each Series D-1 Preferred Share was converted into one ordinary share on February 24, 2015.

On January 10, 2012, we consummated a Share Purchase Agreement with 3 investors who collectively subscribed to purchase a total of 125,540 Series D-3 Preferred Shares (post-reverse stock split of 1:20) for a total purchase price of $1,055,000.  Each Series D-3 Preferred Share was converted into one ordinary share on February 24, 2015.

On October 14, 2014, we issued a total of 2,658,463 CLA Warrants to 30 investors pursuant to the Credit Line Agreement dated August 20, 2014 , as amended, by and among the Company and the investors named therein. Each CLA Warrant is exercisable for one ordinary share.

On February 24, 2015, we consummated the Private Placement with 30 investors who collectively subscribed to purchase a total of 2,000,000 ordinary shares, 1,000,000 Series A Warrants and 3,000,000 LTI Warrants for a total purchase price of $12,000,000.  Each Series A Warrant and each LTI Warrant is exercisable for one ordinary share

The issuance of the Series A Preferred Shares, the Series B Preferred Shares, the Series C-1 Preferred Shares, the Series C-2 Preferred Shares, the Series D-1 Preferred Shares, the Series D-3 Preferred Shares, the ordinary shares issued in the Private placement, the Series A Warrants issued in the Private Placement, the LTI Warrants issued in the Private Placement and the CLA Warrants was made in reliance on the exemptions from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended and/or Regulation S promulgated thereunder.

Except for Pontifax (Cayman) II LP , Pontifax (Israel) II LP, Pontifax (Israel) II- Individual, and Counterpoint Ventures Fund II LP, none of the Selling Shareholders has been an officer or director of us or any of our predecessors or affiliates within the last three years, nor has any Selling Shareholder had a material relationship with us within the last three years.

None of the Selling Shareholders is a broker-dealer or an affiliate of a broker-dealer, who should be identified as an underwriter.

Each Selling Shareholder may offer for sale all or part of the Shares from time to time. The table below assumes that the Selling Shareholders will sell all of the Shares offered for sale.  A Selling Shareholder is under no obligation, however, to sell any shares pursuant to this prospectus.

Except as otherwise set forth in the footnotes, the address for the Selling Shareholders is our office located at Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering (1)	Maximum Number of Shares to be Sold		Ordinary Shares Beneficially Owned After Offering	Percentage Ownership After Offering
Pontifax (Cayman) II LP	1,252,318.5	1,130,913	(2)	121,406	*
Pontifax (Israel) II LP	943,326.5	851,877	(3)	91,450	*
Pontifax (Israel) II Individual	366,190.5	330,691	(4)	45,500	*
Shanghai Fosun Pharmaceutical	1,530,699	2,864,033	(5)	0	0
Docor International BV	718,759	718,757	(6)	2	0
Counterpoint Ventures Fund LP	233,121	233,121	(7)	0	0
Counterpoint Ventures Fund II LP	165,454	207,954	(8)	0	0
Shevlin Ciral	34,374	42,706.5	(9)	0	0
Thomas C. Reynolds	11,805	11,805	(10)	0	0
Tal and Michal Rivkind	13,260	13,260	(11)	0	0
Ray Graf	13,260	13,260	(12)	0	0
Jake Foley	13,260	13,260	(13)	0	0
MPI 2008	10,767	10,767	(14)	0	0
Dor Benvenisty	27,532	35,865	(15)	0	0
Ari Kalman	53,832	48,289	(16)	5,543	0
Bart Superannuation PTY LTD	277,435	360,768	(17)	0	0
Minrav Holdings LTD	275,559	358,892	(18)	0	0
Joshua Erlich	137,727	179,394	(19)	0	0
BXR Portfolio Limited (F/K/A Eastern Petroleum Investment Company Limited)	337,987	337,987	(20)	0	0
Patrick McGwire	8,361	7,500	(21)	861	0
Jacobs Investment Company LLC	325,598	275,858	(22)	49,740	0
Larry Byrne	7,201	7,201	(23)	0	0

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering (1)	Maximum Number of Shares to be Sold	Ordinary Shares Beneficially Owned After Offering	Percentage Ownership After Offering
Anfield Ltd.	19,890	19,890	(24)	0	0
87215 Canada Ltd	19,890	19,890	(25)	0	0
Bamna Holdings Ltd.	66,299	66,299	(26)	0	0
Leroy C. Prichard	1,326	1,326	(27)	0	0
Yossi Avraham	138,719	180,387	(28)	0	0
Moked Ituran Ltd.	125,793	125,793	(29)	0	0
Yossi Smira	83,231	108,231	(30)	0	0
Sharon Zaworbach	54,928	71,595	(31)	0	0
Peter Ricker	13,935	13,935	(32)	0	0
Everest Fund	65,585	85,585	(33)	0	0
Beeston Nominees (Panama) Inc.	385,635	501,468	(34)	0	0
Moshe Haviv	54,928	71,595	(35)	0	0
Red Car Group Ltd.	157,384	190,717	(36)	0	0
H.M.L.K Financial Consulting Ltd.	199,754	259,754	(37)	0	0
Tricko Fuchs Ltd.	26,520	26,520	(38)	0	0
Emil Mor - Business & Financial Consulting Ltd.	55,065	71,732	(39)	0	0
Nachum Friedman	33,150	33,150	(40)	0	0
Rami Shlinger	3,357	3,357	(41)	0	0
Jody Williams	1,554	1,554	(42)	0	0
Yoram Shafek	1,679	1,679	(43)	0	0
Remer Holdings	53,040	53,040	(44)	0	0
ARZ Chemicals International Trade Ltd	13,260	13,260	(45)	0	0
Derek Locke	4,641	4,641	(46)	0	0
Nir Grinberg	54,928	71,595	(47)	0	0
Asher Haddad	39,780	39,780	(48)	0	0

* Less than one percent.

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into our ordinary shares, or convertible or exercisable into shares of our ordinary shares within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, the shareholders named in the table have sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 12,253,903 Ordinary Shares outstanding as of June 29, 2016.
(2)
Consists of : (i) 565,499 Ordinary Shares purchased in the Private Placement; (ii) 162,444 Ordinary Shares underlying CLA warrants purchased in the Credit Line Agreement; (iii) 158,552 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; (iv) 183,313.50 Ordinary Shares underlying the LTIW’s purchased in the Private Placement; and (v) 61,104.50 Ordinary Shares underlying: (a) warrants granted to Pontifax Funds (investing through three affiliated funds: Pontifax (Cayman) II, L.P., Pontifax (Israel) II L.P., Pontifax (Israel) II- Individual Investors L.P. which collectively refer to as the “Pontifax Funds”) in consideration with certain business developments services and a representative designated by Pontifax Funds to serve as the chairman of our board of directors; and (b) warrants granted to Pontifax Funds as the lead investors in connection with investments in Series C-1 preferred shares and Series C-2 preferred shares. The 183,313.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 61,104.50  Ordinary Shares underlying LTIWS that are vested and 122,209 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for Pontifax (Cayman) II LP is 14 Shenkar St Herzliya Israel 4672514.

(3)
Consists of: (i) 425,970 Ordinary Shares purchased in the Private Placement; (ii) 122,363 Ordinary Shares underlying CLA warrants purchased in the Credit Line Agreement; (iii) 46,028 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; (iv) 138,084 Ordinary Shares underlying the LTIW’s purchased in the Private Placement; and (v) 119,432 Ordinary Shares underlying: (a) warrants granted in consideration with certain business developments services and a representative designated by Pontifax Funds to serve as the chairman of our board of directors; and (b) warrants granted to Pontifax Funds as the lead investors in connection with investments in Series C-1 preferred shares and Series C-2 preferred shares. The 183,084 Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 46,028 Ordinary Shares underlying LTIWS that are vested and 92,056 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for Pontifax (Israel) II LP is 14 Shenkar St Herzliya Israel 4672514.

(4)
Consists of: (i) 165,358 Ordinary Shares purchased in the Private Placement; (ii) 47,500 Ordinary Shares underlying CLA warrants purchased in the Credit Line Agreement; (iii) 53,602.5 Ordinary Shares underlying the LTIW’s purchased in the Private Placement; (iv) 17,867.5 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (v) 46,363 Ordinary Shares underlying warrants granted in consideration with certain business developments services and a representative designated by Pontifax Funds to serve as the chairman of our board of directors; and (b) warrants granted to Pontifax Funds as the lead investors in connection with investments in Series C-1 preferred shares and Series C-2 preferred shares. The 53,062 Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 17,867.50 Ordinary Shares underlying LTIWS that are vested and 35,735 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for Pontifax (Israel) II- Individual is 14 Shenkar St Herzliya Israel 4672514.

(5)
Consists of: (i) 1,530,699 Ordinary Shares purchased in the Private Placement; (ii) 333,333.5 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iii) 1,000,000.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 1,000,000.50  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 333,333.50 Ordinary Shares underlying LTIWS that are vested and 666,667 Ordinary Shares underlying LTIWs that will vest on February 24, 2017. The address Shanghai Fosun Pharmaceutical is building a no 1289 Yishan Road Shanghai 200233 p r china.

(6)
Consists of: (i) 552,095 Ordinary Shares purchased in the Private Placement; (ii) 41,666.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement and (iii) 124,995.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 124,995.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 41,665 Ordinary Shares underlying LTIWS that are vested and 83,330.50 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for Docor International BV is Lange housetrain 2 2511 CW den Haag Netherlands.

(7)	Consists of 233,121 Ordinary Shares purchased in the Private Placement. The address for Counterpoint Ventures Fund LP is 74 Old Albany Shaker Road Latham NY 12110.
(8)
Consists of: (i) 122,954 Ordinary Shares purchased in the Private Placement; (ii) 21,250 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iii) 63,750 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 63,750  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 21,250 Ordinary Shares underlying LTIWS that are vested and 42,500 Ordinary Shares underlying LTIWs that will vest on February 24, 2017. The address for Counter Point Ventures Fund II LP is 874 OLD Albany Shaker Road Latham NY 12110.

(9)
Consists of: (i) 419,963 Ordinary Shares purchased in the Private Placement; (ii)11,077 Ordinary Shares underlying CLA warrants purchased in the Credit Line Agreement; (iii) 4,166.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iv) 12,500 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 12,500  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 4,167 Ordinary Shares underlying LTIWS that are vested and 8,333 Ordinary Shares underlying LTIWs that will vest on February 24, 2017. The address for Shevlin Ciral is 1040 North Lake Shore Drive Chicago, IL 60611-1165.

(10)	Consists of 11,805 Ordinary Shares purchased in the Private Placement. The address for Thomas C. Reynolds is 1100 Jorie Blvd #364 OAK Brook, IL 60523-4415
(11)	Consists of 13,260 Ordinary Shares purchased in the Private Placement. The address for Tal and Michal Rivkind is 27 Granit St p. o box 5127 Shoham Israel 6082827.
(12)	Consists of 13,260 Ordinary Shares purchased in the Private Placement. The address for Ray Graf is 31 Hewit Drive Corpus Christi, TX 78404-1662.
(13)	Consists of 13,260 Ordinary Shares purchased in the Private Placement. The address for Jake Foley is 510 E 80TH ST APT P4NEW YORK, NY 10075-0719.
(14)	Consists of 10,767 Ordinary Shares purchased in the Private Placement. The address for MPI 2008 is 165 canyon drive Portola valley, ca 94028-7806.
(15)
Consists of: (i) 19,199 Ordinary Shares purchased in the Private Placement; (ii) 4,166.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iii) 12,499.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 12,499.50  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 4,166.5 Ordinary Shares underlying LTIWS that are vested and 8,333 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for Dor Benvenisty is 9 Sanhedrin St 62916 Tel Aviv, Israel.

(16)	Consists of: 48,289 Ordinary Shares purchased in the Private Placement. The address for Ari Kalman, 115 Allenby St. (Menorah Mivtachim Insurance) Tel Aviv 61008, Israel.
(17)
Consists of: (i) 194,102 Ordinary Shares purchased in the Private Placement; (ii) 41,666.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iii) 124,999.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 124,999.50  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 41,666.50  Ordinary Shares underlying LTIWS that are vested and 83,333  Ordinary Shares underlying LTIWs that will vest on February 24, 2017. The address for Bart Superannuation PTY LTD is suite3 level12 75 Elizabeth St Sydney, Australia.

(18)
Consists of: (i) 192,226 Ordinary Shares purchased in the Private Placement; (ii) 41,666.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; (iii) and 124,999.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement.  The 124,999.50  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 41,666.50 Ordinary Shares underlying LTIWS that are vested and 83,333 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for Minrav Holdings LTD. is Habosem 3 St POB 153 Ashdod Israel 7761003.

(19)
Consists of: (i) 96,060 Ordinary Shares purchased in the Private Placement; (ii) 20,863.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; (iii) and 62,500.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The _62,500.50  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 20,833.50 Ordinary Shares underlying LTIWS that are vested and 41,667 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for Joshua Erlich is 80 Salisbury RD Rose Bay 2029 Sydney Australia.

(20)	Consists of 337,987 Ordinary Shares purchased in the Private Placement. The address for BXR Portfolio Limited (F/K/A Eastern Petroleum Investment Company Limited) is little Denmark building POB 4584 Roadtown Tortola British virgin islands.
(21)	Consists of: 7,500 Ordinary Shares purchased in the Private Placement. The address for Patrick McGwire is 52 Howards Lane Putney London England Sw15 6qf.
(22)	Consists of: 275,858 Ordinary Shares purchased in the Private Placement. The address for Jacobs Investment Company LLC, is 13974 Boquita Drive 2658 Del Marheights Road #110 Del Mar Ca 92014.
(23)	Consists of 7,201 Ordinary Shares purchased in the Private Placement. The address for Larry Byrne 2403 Hartzel Evanston, il 60201-1493.
(24)	Consists of 19,890 Ordinary Shares purchased in the Private Placement. The address for Anfield Ltd. is 5 Badner St. P.O Box 8241 Ramat Gan, 52181, Israel.
(25)	Consists of 19,890 Ordinary Shares purchased in the Private Placement. The address for 87215 Canada Ltd is 1170 Peel St. suite 800 Montreal, Quebec 53B 4P2 Canada.
(26)	Consists of 66,299 Ordinary Shares purchased in the Private Placement. The address for Bamna Holdings Ltd. is POB 53174 Tel Aviv Israel 6153101.
(27)	Consists of 1,326 Ordinary Shares purchased in the Private Placement. The address for Leroy C. Prichard is 12400 Bobhouse Drive Charlotte, NC 28277-2607.
(28)
Consists of: (i) 97,052 Ordinary Shares purchased in the Private Placement; (ii) 20,834 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iii) 62,501 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 62,501  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 20,833.50 Ordinary Shares underlying LTIWS that are vested and 41,667.50 Ordinary Shares underlying LTIWs that will vest on February 24, 2017. The address for Yossi Avraham is 3 Daniel Frisch St. Tel Aviv, Israel.

(29)	Consists of 125,793 Ordinary Shares purchased in the Private Placement. The address for Moked Ituran Ltd is 3 Hashikma St Azoor Israel 5800182.
(30)
Consists of: (i)25,000 Ordinary Shares purchased in the Private Placement; (ii) 33,231 Ordinary Shares underlying CLA warrants purchased in the Credit Line Agreement; (iii) 12,500 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iv) 37,500 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 37,500 Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 12,500 Ordinary Shares underlying LTIWS that are vested and 25,000 Ordinary Shares underlying LTIWs that will vest on February 24, 2017. The address for Yossi Smira is POB 53174 Tel Aviv 61531 Israel.

(31)
Consists of: (i) 38,261 Ordinary Shares purchased in the Private Placement; (ii) 8,333.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; (iii) and 25,000.5 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 25,000.50  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 8,333.50 Ordinary Shares underlying LTIWS that are vested and 16,667 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for Sharon Zaworbach is Adgar 360 Tower, 2 Hashlosha St., 28th floor, Tel-Aviv.

(32)	Consists of 13,935 Ordinary Shares purchased in the Private Placement. The address for Peter Ricker is 19 Haggers lane fair haven, NJ 07704-3310.
(33)
Consists of: (i) 45,585 Ordinary Shares purchased in the Private Placement; (ii) 10,000 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iii) 30,000 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 30,000 Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 10,000 Ordinary Shares underlying LTIWS that are vested and 20,000 Ordinary Shares underlying LTIWs that will vest on February 24, 2017. The address for Everest Fund is 32A Habarzel ST Tel Aviv Israel 6971047.

(34)
Consists of: (i) 269,802 Ordinary Shares purchased in the Private Placement; (ii) 57,916.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iii) 173,749.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 173,749.50  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 57,916.50 Ordinary Shares underlying LTIWS that are vested and 115,833 Ordinary Shares underlying LTIWs that will vest on February 24, 2017. The address for Beeston Nominees (Panama) Inc. is Sea View Build 11 Hasadnaot ST POB 2036 Herzlia Pituach Israel 4672839.

(35)
Consists of: (i) 38,261 Ordinary Shares purchased in the Private Placement; (ii) 8,333.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iii) 25,000.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 25,000.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 8,333.50 Ordinary Shares underlying LTIWS that are vested and 16,667 Ordinary Shares underlying LTIWs that will vest on February 24, 2017. The address for Moshe Haviv is 2 Hashlosha St Tel Aviv Israel.

(36)
Consists of: (i) 79,743 Ordinary Shares purchased in the Private Placement; (ii) 44,308 Ordinary Shares underlying CLA warrants purchased in the Credit Line Agreement; (iii) 16,666.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; (iv) and 49,999.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 49,999.50  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 16,666.50 Ordinary Shares underlying LTIWS that are vested and 33,333 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for Red Car Group Ltd. is 9 Rotchild St Tel Aviv Israel 6688112.

(37)
Consists of: (i) 60,000 Ordinary Shares purchased in the Private Placement; (ii) 79,754 Ordinary Shares underlying CLA warrants purchased in the Credit Line Agreement; (iii) 30,000 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iv) 90,000 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 90,000  Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 30,000 Ordinary Shares underlying LTIWS that are vested and 60,000 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for H.M.L.K is Menachem Begin 23 St. Tel Aviv Israel 6618356.

(38)	Consists of: 26,520 Ordinary Shares purchased in the Private Placement. The address for Trico Fuchs Ltd. is 4 Yaara St. Ramat Gan 5264604, Israel.
(39)
Consists of: (i) 38,398 Ordinary Shares purchased in the Private Placement; (ii) 8,334 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iii) 25,001 Ordinary Shares underlying the LTIWs purchased in the Private Placement. The 25,001 Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 8,333.50 Ordinary Shares underlying LTIWS that are vested and 16,667 Ordinary Shares underlying LTIWs that will vest on February 24, 2017.  The address for Emil Mor- Business & Financial Consulting Ltd. is 16 Levontin St Tel Aviv Israel 6511205.

(40)	Consists of: 33,150 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement The address for Nachum Friedman is 47 Hakneset St Giv’atayim Israel 5346514.
(41)	Consists of: 3,357 Ordinary Shares purchased in the Private Placement. The address for Rami Shlinger is 1 Argov St Tel Aviv Israel 6962011.
(42)	Consist of: 1,554 Ordinary Shares purchased in the Private Placement. The Address for Jody Williams is 4646 N Green View Avenue #17 Chicago, IL 60640-7014.
(43)	Consist of: 1,679 Ordinary Shares purchased in the Private Placement. The Address for Yoram Shafek is 11 TRA D St Ramat Hasharon Israel 5250353.
(44)	Consists of: 53,040 Ordinary Shares purchased in the Private Placement. The address for Remer Holdings is 12 Giborei Israel POB 8823 Poleg Industrial Zone Netanya Israel 4250412.
(45)	Consists of: 13,260 Ordinary Shares purchased in the Private Placement. The address for A R Z Chemicals International Trade Ltd. is 12 Giborei Israel POB 8823 Poleg Industrial Zone Netanya Israel 4250412.
(46)	Consists of: 4,641 Ordinary Shares purchased in the Private Placement. The address for Derek Locke is 14921 Woodson st overland park, KS 66223-1106.
(47)
Consists of: (i) 38,261 Ordinary Shares purchased in the Private Placement; (ii) 8,333.50 Ordinary Shares underlying the Series A Warrants purchased in the Private Placement; and (iii) 25,000.50 Ordinary Shares underlying the LTIW’s purchased in the Private Placement. The 25,000.50 Ordinary Shares underlying the LTIWs purchased in the Private Placement, include 8,333.50 Ordinary Shares underlying LTIWS that are vested and 16,667 Ordinary Shares underlying LTIWs that will vest on February 24, 2017. The address for Nir Grinberg is 2 Hashlosha St Tel Aviv Israel.

(48)	Consists of: (i) 39,780 Ordinary Shares purchased in the Private Placement. The address for Asher Haddad is 8 Essex RD Great Neck, NY 11023-2224.

PLAN OF DISTRIBUTION

The Selling Shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their Shares being offered under this prospectus on any stock exchange, market or trading facility on which shares of our Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when disposing of the Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	Firm commitment underwritten transactions;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The Shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a Selling Shareholder, rather than under this prospectus. The Selling Shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of Shares if it deems the purchase price to be unsatisfactory at any particular time.

The Selling Shareholders may pledge their Shares to their respective brokers under the margin provisions of customer agreements. If a Selling Shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged Shares.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of Shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the Shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell Shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the Shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Shareholders will sell all or any portion of the Shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the Shares being offered under this prospectus. However, the Selling Shareholders and purchaser are responsible for paying any discounts, commissions and similar selling expenses it incurs.

We and the Selling Shareholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016;

•	Amendment No.1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 15, 2016;

•	Our Current Reports on Form 6-K filed with the SEC on March 15, 2016, March 18, 2016, May 17, 2016, May 19, 2016, May 25, 2016 and June 3, 2016;

•
the description of our ordinary shares contained in our Registration Statement on Form F-1, as amended, under the Securities Act, as originally filed with the SEC on December 23, 2014 (Registration No. 333- 201250) under the heading “Description of Securities” and as incorporated into our Registration Statement on Form 8-A12B, filed with the SEC February 11, 2015;

•
any Form 20-F or 6-K filed with the SEC after the date of this prospectus and prior to the termination of this offering of securities (except to the extent such reports are furnished but not filed with the SEC); and

•
any Report on Form 6-K submitted to the SEC after the date of this prospectus and prior to the termination of this offering of securities, but only to the extent that the forms expressly state that we incorporate them by reference in this prospectus.

Potential investors, including any beneficial owner, may obtain a copy of any of the documents summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings incorporated by reference herein without charge by written or oral request directed to Lior Torem, Chief Financial Officer; at Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel; Our telephone number is +972-4-8303400.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INDEMNIFICATION

Under the Israeli Companies Law, 1999 (the “Israeli Companies Law”) a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our amended articles of association include such a provision to the fullest extent permitted by law. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or other distribution to shareholders.

Under the Israeli Companies Law and the Israeli Securities Law, 1968 (the “Securities Law”) a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of any such event or following an event, provided its articles of association include a provision authorizing such indemnification:

•           a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•           reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•           reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent; and

•           expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

Under the Israeli Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•           a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•           a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•           a financial liability imposed on the office holder in favor of a third party; and

•           expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder or certain compensation payments to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Securities Law.

Under the Israeli Companies Law, a company may not indemnify, exculpate or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•           a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•           a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•           an act or omission committed with intent to derive illegal personal benefit; or

•           a fine, monetary sanction or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to the chief executive officer or a director or under certain circumstances, also by the shareholders.

Our amended articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted under the Israeli Companies Law and Israeli Securities Law. We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law.

We have entered into indemnification and exculpation agreements with each of our current officers and directors exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law and undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law and the Israeli Securities Law, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements. Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to any and all of our currently serving or future officers and directors together may not exceed the higher of $5 million and 25% of our shareholders equity according to our most recent financial statements at the time of payment.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 LEGAL MATTERS

Legal matters as to United States and New York law has been passed upon for us by Loeb & Loeb LLP. The validity of the ordinary shares and legal matters as to Israeli law has been passed upon for us by Fischer Behar Chen Well Orion & Co., Tel Aviv, Israel.

 EXPERTS

The financial statements as of December 31, 2015 and 2014 and for each of the years in the two-year period ended December 31, 2015 have been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, or Deloitte, an independent registered public accounting firm and have been incorporated by reference herein and in the registration statement in reliance on the report of Deloitte incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The address of Brightman Almagor Zohar & Co., a member firm of Deloitte, is 1 Azrieli Center, Tel Aviv, 67021, Israel.

 WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to the offer and sale of securities pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contract, agreement or document, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. We are subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and accordingly we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. In addition, we intend to publish our results on a quarterly basis as press releases distributed pursuant to the rules and regulations of the stock exchange on which our ordinary shares are listed.  Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, namely, the rules prescribing the furnishing and content of proxy statements to shareholders and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

 ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. All but one of our current executive officers, the Israeli experts and two of our serving directors listed reside in Israel, and substantially all of our assets and a substantial portion of the assets of these persons are located in Israel. Therefore, service of process upon us and upon our directors and officers, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets, and a substantial portion of those of our directors and officers who reside outside the United States and the Israeli experts named herein, are located outside the United States, any judgment obtained in the United States against us or any of these persons may not be collectible within the United States.

We have appointed Puglisi & Associates as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of Puglisi & Associates is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We have been informed by our legal counsel in Israel, Fischer Behar Chen Well Orion & Co., that there is doubt as to the enforceability of civil liabilities under U.S. securities laws pursuant to original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment may no longer be appealed;

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if such conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

CHECK-CAP LTD.

Ordinary Shares

PROSPECTUS

July 12, 2016

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.